Exhibit 99.5

BCE INC. BOARD OF DIRECTORS CHARTER (INCLUDING BOARD CHAIR POSITION DESCRIPTION)

Board of Directors

I.	Purpose

The Board of Directors (“Board”) of BCE Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation.

II.	Duties and Responsibilities of the Board

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable Committee of the Board to the full Board for approval:

A.	Strategy and Budget

1.

Ensuring an effective strategic planning process is in place that includes defining long-term goals and objectives and assessing the Corporation’s position within its competitive and regulatory environment, taking into account longer-term opportunities, risks and emerging trends;

2.	Reviewing and approving, at least annually, the Corporation’s strategic plan, and monitoring developments which may impact such strategic plan;

3.

Reviewing and approving, at least annually, a business plan, which includes the Corporation’s annual operating and capital budgets, is integrated with its overarching strategic plan, reflects a comprehensive assessment of operational and financial priorities and takes into account, among other things, opportunities and risks of the business;

4.

Monitoring the implementation and effectiveness of the Corporation’s strategy and business plan by assessing operating and financial performance results in relation to the Corporation’s business plan and budgets; and

5.	Overseeing the Corporation’s corporate responsibility programs and its approach to sustainability practices.

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B.	Governance

1.

Developing the Corporation’s approach to, and disclosure of, corporate governance practices, including developing a “Statement of Corporate Governance Principles and Guidelines” setting out the Board’s expectations and responsibilities of individual Directors, including with respect to attendance at meetings of the Board and of committees of the Board and the commitment of time and energy expected.

2.	Approving the nomination of Directors to the Board, as well as:

a.

ensuring that a majority of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determining who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;

b.	developing appropriate qualifications/criteria for the selection of Board members, including criteria for determining Director independence; and

c.	appointing the Board Chair and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board.

3.	Determining who among the members of the Audit Committee of the Board qualify as an Audit Committee Financial Expert, pursuant to applicable legislation, regulation and listing requirements.

4.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors.

5.	Assessing annually the effectiveness and contribution of the Board and the Board Chair, of each Committee of the Board and their respective Chairs and of individual Directors.

6.	Developing written position descriptions for the Board Chair and the Chair of each Committee of the Board.

C.	Chief Executive Officer, Officers[1] and Compensation and Benefits Policies

1.	Appointing the Chief Executive Officer and all other Officers of the Corporation.

[1]	In this charter, “Officers” refers to officers appointed by the Board of Directors

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2.	Together with the Chief Executive Officer, developing a written position description for the role of the Chief Executive Officer.

3.

Developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives.

4.	Approving the Corporation’s compensation policy for Directors.

5.

Approving the Corporation’s compensation and benefits (including pension plans) policy or any changes thereto for Officers and approving, by the independent Directors, all forms of compensation for the Chief Executive Officer, as well as:

a.	monitoring and reviewing, as appropriate, the administration, funding and investment of the Corporation’s pension plans; and

b.	appointing, or removing, the custodian, trustee, or investment manager(s) for the Corporation’s pension plans and fund(s).

6.

Satisfying itself as to the integrity of the Chief Executive Officer, other Officers and senior management personnel and that the Chief Executive Officer, other Officers and senior management personnel create a culture of integrity throughout the organization.

7.	Providing stewardship in respect of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other Officers and senior management personnel.

D.	Risk Management, Capital Management and Internal Controls

1.	Identifying and assessing the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage and mitigate these risks.

2.	Ensuring full and complete disclosure of how the Board oversees risk.

3.	Ensuring the integrity of the Corporation’s internal control system and management information systems and the safeguarding of the Corporation’s assets.

4.	Reviewing, approving and, as required, overseeing compliance with the Corporation’s Disclosure Policy by

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Directors, Officers and other management personnel and employees.

5.	Reviewing, approving and overseeing the Corporation’s disclosure controls and procedures.

6.

Reviewing and approving the Code of Business Conduct of the Corporation with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Corporation’s Code of Business Conduct by Directors, Officers and other management personnel and employees.

E.	Financial Reporting, Auditors and Transactions

1.	Reviewing and approving, as required, the Corporation’s financial statements and related financial information and other significant disclosure documents.

2.	Appointing, subject to approval of shareholders, (including terms and review of engagement) and removing of the shareholders’ auditor.

3.	Appointing (including responsibilities, budget and staffing) and removing of the Corporation’s internal auditor.

4.	Delegating (to the extent permitted by law) to the Chief Executive Officer, other Officers and management personnel appropriate powers to manage the business and affairs of the Corporation.

F.	Legal Requirements and Stakeholder Engagement

1.	Overseeing the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements.

2.	Establishing measures for receiving feedback from stakeholders.

G.	Other

1.	Reviewing and approving, as required, the Corporation’s environmental policies and related management systems.

2.	Reviewing, approving, and as required, overseeing Directors, other Officers and management personnel and employees compliance with the Corporation’s health and safety policies and practices.

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3.	Performing any other function as prescribed by law or that is not delegated by the Board to one of the Committees of the Board or to management personnel.

Board Chair

I.	Appointment

The Board shall appoint its Chair from among the Corporation’s Directors.

II.	Duties and Responsibilities of the Board Chair

The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. The Board Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management personnel and the Board.

More specifically, the Board Chair shall:

A.	Strategy

1.	Provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate.

2.	Work with the Chief Executive Officer and other Officers to monitor progress on the Corporation’s strategy and business plan, annual budgets, policy implementation and succession planning.

B.	Advisor to the Chief Executive Officer

1.	Provide advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board.

2.	In consultation with the Chief Executive Officer, ensure that there is an effective relationship between management personnel and the members of the Board.

C.	Board Structure and Management

1.	Chair the Board meetings.

2.

In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Chairs of the Committees of the Board, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees of the Board, and of the shareholders.

3.	In consultation with the Chief Executive Officer, and the Corporate Secretary’s Office, review the meeting agendas to

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ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities.

4.	Ensure the Board has regularly scheduled meetings without non-independent directors and management personnel present.

5.	Ensure, in consultation with the Chairs of the Committees of the Board, that all items requiring Board and Committee approval are appropriately tabled.

6.

Ensure the proper flow of information to the Board and review, with the Chief Executive Officer and the Corporate Secretary’s Office, the adequacy and timing of materials in support of management personnel’s proposals.

7.

In conjunction with the relevant Committee of the Board (and its Chair), review and assess the Directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual Directors.

D.	Shareholders

1.	Chair the annual meeting, and any special meeting, of the shareholders.

2.	Ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting.

E.	Other

1.

Exercise the authority of the Chief Executive Officer in the unlikely event that the Chief Executive Officer is absent and is unable to act and action on the part of the Chief Executive Officer is urgently required to protect the interests of the Corporation.

2.	Carry out special assignments or any functions as requested by the Board.

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